Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

January 14, 2014

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,

each dated April 21, 2011, as supplemented by

Supplement No. 2, dated December 19, 2013

John Deere Capital Corporation

$500 million 1.050% Senior Notes Due December 15, 2016

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$500 million
Trade Date:	January 14, 2014
Settlement Date (T+3):	January 17, 2014
Maturity Date:	December 15, 2016
Benchmark Treasury:	0.750% due January 15, 2017
Benchmark Treasury Yield and Price:	0.790%; 99—28 ¼
Spread to Treasury:	33 basis points
Reoffer Yield:	1.120%
Coupon:	1.050%
Coupon Payment Dates:	Semi-annually on June 15 and December 15, commencing on June 15, 2014 and ending on the maturity date
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.800% plus accrued interest from January 17, 2014
Gross Spread:	0.150%
Net Proceeds (%):	99.650% plus accrued interest from January 17, 2014
Net Proceeds ($):	$498,250,000 plus accrued interest from January 17, 2014
CUSIP / ISIN:	24422ESH3 / US24422ESH35
Joint Book-Running Managers:	Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Co-Managers:	BNP Paribas Securities Corp.
Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1 (800) 503-4611, HSBC Securities (USA) Inc. at 1-(866) 811-8049, or J.P. Morgan Securities LLC at (212) 834-4533.

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